UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AdTheorent Holding Company, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00739D 109
(CUSIP Number)

James Lawson
Chief Executive Officer
330 Hudson Street, 13th Floor
New York, New York 10013
(800) 804-1359
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June [●], 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00739D 109	13D	Page [2] of [6] Pages

1	NAMES OF REPORTING PERSONS
H.I.G. Growth – AdTheorent, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 00739D 109	13D	Page [3] of [6] Pages
1	NAMES OF REPORTING PERSONS
H.I.G.-GPII, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 00739D 109	13D	Page [4] of [6] Pages
1	NAMES OF REPORTING PERSONS
Sami Mnaymneh

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 00739D 109	13D	Page [5] of [6] Pages
1	NAMES OF REPORTING PERSONS
Anthony Tamer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 00739D 109	13D	Page [6] of [6] Pages
The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 3, 2022 (the “Original Schedule 13D”) as amended on April 1, 2024 (“Amendment No. 1”, and, together with the Original Schedule 13D, the “Schedule 13D”), relating to the common stock, par value $0.0001 per share (the “Common Stock”), of AdTheorent Holding Company, Inc., a Delaware corporation (the “Issuer”) held by H.I.G. Growth – AdTheorent, LLC. Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (c) and (e) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Items 2, 3 and 6 and Annex A of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a), (b) The Reporting Persons do not beneficially own any securities of the Issuer.

(c) On June 21, 2024, at the Effective Time, (i) pursuant to the Merger Agreement, the Reporting Persons disposed of all previously reported shares of Common Stock (other than the shares of Common Stock forfeited in connection with the Forfeiture) for consideration of $3.21 per share, and (ii) pursuant to the Voting and Support Agreement, forfeited 1,167,308 shares of Common Stock for no consideration in connection with the Forfeiture. The Reporting Persons have no other material changes in the information previously reported or transactions within the prior 60 days to disclose.

(e) After giving effect to the transactions contemplated by the Merger Agreement, on June 21, 2024, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2024

H.I.G. Growth – AdTheorent, LLC

	By:	/s/ Richard Siegel
	Name:	Richard Siegel
	Title:	Authorized Signatory

H.I.G.-GPII, Inc.

	By:	/s/ Richard Siegel
	Name:	Richard Siegel
	Title:	Authorized Signatory

	By:	/s/ Sami Mnaymneh
	Name:	Sami Mnaymneh

	By:	/s/ Anthony Tamer
	Name:	Anthony Tamer